SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K

**CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

June 14, 2012
Date of Report (Date of earliest event reported)

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UNITY BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

New Jersey
(State or Other Jurisdiction of Incorporation)

1-12431
(Commission File Number)

22-3282551
(IRS Employer Identification No.)

**64 Old Highway 22
Clinton, NJ 08809**
(Address of Principal Executive Office)

(908) 730-7630
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Unity Bancorp, Inc., parent company of Unity Bank, announced today the appointment of Mr. John F. X. Keane, as Executive Vice President and Chief Lending Officer. In this role Mr. Keane will now assume responsibility for both commercial and SBA lending. Mr. Keane has over 38 years experience in the financial services industry, including positions of Division Director of Citibank, Senior Vice President and Team Leader of JPMorgan Chase Bank and Region Manager of Chemical Bank.

Mr. Raymond Kenwell, who was previously the Company's Chief Lending Officer, will remain with the Company. Mr. Kenwell's primary responsibility will be the ongoing maintenance and monitoring of our existing loan portfolio and new loan generation.

Name and Position	Age	Principal Occupation for the Past Five Years	Since	Term Expires
John F. X. Keane Executive Vice President and Chief Lending Officer	60	Division Director-NYC Division Citibank, N.A	2012	N/A(1)

(1) Under New Jersey law, officers serve at the pleasure of the Board of Directors, and do not have set terms.

There are no arrangements or understandings between Mr. Keane and any other persons pursuant to which Mr. Keane was selected as Chief Lending Officer. Mr. Keane has no family relationship with any other director or executive officer of the Registrant, nor with any person nominated or chosen to serve as a director or executive officer of the Registrant.

There are no "related party transactions" between Mr. Keane and the Company or the Bank which require disclosure.

There are no material plans, contracts or other arrangements (or amendments thereto) to which Mr. Keane is a party, or in which he participates, that was entered into or amended, in connection with Mr. Keane being appointed as Executive Vice President and Chief Lending Officer.

Item 9.01 Financial Statements and Exhibits
(d)   Exhibits

Exhibit	Description of Exhibit

99.1   Press release issued by the Registrant on June 14, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITY BANCORP, INC.
(Registrant)

Date: June 14, 2012   By:/**s/** Alan J. Bedner, Jr.
                                            Alan J. Bedner, Jr.
                                            EVP and Chief Financial Officer



Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809
800 618-BANK
www.unitybank.com

NewsNewsNewsNews

For Immediate Release:
June 14, 2012

News Media & Financial Analyst Contact:
Alan Bedner, EVP
Chief Financial Officer
(908) 713-4308

Unity Bank Appoints John F. X. Keane as Chief Lending Officer

Clinton, NJ – Unity Bancorp, Inc. (NASDAQ: UNTY), parent company of Unity Bank, announced today the appointment of Mr. John F. X. Keane, a 38-year banking veteran as Executive Vice President and Chief Lending Officer. In this roll Mr. Keane will now assume responsibility for both Commercial and SBA lending.

"We are pleased John is joining Unity. He has a proven track record in commercial banking," said, President and Chief Executive Officer James A. Hughes. "John has the experience and knowledge needed to grow our Commercial Banking division and he will be a complement to the Unity team."

Mr. Keane has broad experience in the financial services industry, including positions of Division Director of Citibank, Senior Vice President and Team Leader of JPMorgan Chase Bank and Region Manager of Chemical Bank.

Mr. Keane earned a Master in Business Administration in Finance at New York University and a Bachelor of Arts in History from St. Bonaventure University.

Unity Bancorp, Inc. is a financial service organization headquartered in Clinton, New Jersey, with approximately $810 million in assets and $643 million in deposits. Unity Bank provides financial services to retail, corporate and small business customers through its 15 retail service centers located in Hunterdon, Middlesex, Somerset, Union and Warren counties in New Jersey and Northampton County, Pennsylvania. For additional information about Unity visit our website at www.unitybank.com or call 800 618-BANK.

This news release contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements may be identified by use of the words "believe", "expect", "intend", "anticipate", "estimate", "project" or similar expressions. These statements involve certain risks, uncertainties, estimates and assumptions made by management, which are subject to factors beyond the company's control and could impede its ability to achieve these goals. These factors include those items included in our Annual Report on Form 10-K under the heading "Item IA-Risk Factors" as well as general economic conditions, trends in interest rates, the ability of our borrowers to repay their loans, our ability to manage and reduce the level of our nonperforming assets, and results of regulatory exams, among other factors.